10000062

NO-ACT

ACT Securities Act of 1933
SECTION
RULE 486(b)
PUBLIC AVAILABILITY July 27, 2010

July 27, 2010
IM Ref. No. 20107151014
Energy Income and Growth Fund and
First Trust Active Dividend Income Fund
File No. 811-21549

RESPONSE OF THE OFFICE OF CHIEF COUNSEL
DIVISION OF INVESTMENT MANAGEMENT

Your letter dated July 23, 2010 requests our assurance that we would not recommend enforcement action to the Securities and Exchange Commission ("Commission") under Section 5 or Section 6(a) of the Securities Act of 1933 (the "Securities Act") against Energy Income and Growth Fund ("FEN" or "Fund") or First Trust Active Dividend Income Fund ("FAV" or "Fund," and together with FEN, the "Funds"), each of which filed and had declared effective by the Commission a shelf registration statement on Form N-2 ("Registration Statement"), if a Fund files a post-effective amendment to its Registration Statement pursuant to Rule 486(b) under the Securities Act, under the circumstances set forth in your letter.

Background

You state that each Fund is a closed-end management investment company registered under the Investment Company Act of 1940 (the "Investment Company Act"). Each Fund filed and had declared effective by the Commission its Registration Statement pursuant to which it has issued shares of common stock on a delayed basis in accordance with Rule 415(a)(1)(x) under the Securities Act and the positions of the Commission staff.[1] First Trust Advisors L.P. serves as the investment adviser to the Funds. Energy Income Partners, LLC serves as the sub-adviser to FEN, and Aviance Capital Management, LLC serves as the sub-adviser to FAV. Each Fund's common shares are registered under Section 12(b) of the Securities Exchange Act of 1934. FEN's common shares are listed and traded on the NYSE Amex. FAV's common shares are listed and traded on the New York Stock Exchange. Each Fund has a fiscal year ending November 30.

You state that each Fund's board of trustees (the "Board"), including a majority of the independent trustees, has concluded that the continued ability to raise capital through the public offering of additional shares of common stock on a delayed and continuous basis would benefit each Fund and its shareholders. You state that each Fund's Board also has concluded that a continuously effective shelf registration statement would be beneficial to the Funds and their shareholders. You state that each Fund, therefore, needs a continuously effective Registration Statement and has filed a post-effective amendment to its Registration Statement pursuant to Section 8(c) of the Securities Act ("Post-Effective Amendments") to bring the Fund's financial statements up to date. You further state that each Fund and its shareholders would benefit if Post-Effective Amendments filed for the purpose of bringing the Fund's financial statements up to date or registering additional shares were effective immediately upon filing with the Commission, as permitted by Rule 486(b) under the Securities Act. You state that utilization of Rule 486(b) would reduce expenses incurred by the Funds in the Post-Effective Amendment process. You further state that, due to the limited purposes for which the Fund could use Rule

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1 *See* Nuveen Virginia Premium Income Municipal Fund, SEC Staff No-Action Letter (Oct. 6, 2006); Pilgrim America Prime Rate Trust, SEC Staff No-Action Letter (May 1, 1998) ("Pilgrim Letter").

486(b), the Funds believe that the Commission's public policy to protect investors would not be compromised.

Discussion

Rule 486(b) under the Securities Act, in relevant part, states that a post-effective amendment to a registration statement filed by a registered closed-end management investment company or business development company which makes periodic repurchase offers under Rule 23c-3 under the Investment Company Act ("Interval Fund") shall become effective on the date on which it is filed with the Commission, provided that certain conditions are met. The conditions of Rule 486(b) require, among other things, that the post-effective amendment be filed for no purpose other than, among other things, registering additional shares or bringing the financial statements up to date, and that the registrant make certain representations concerning the purpose for which the amendment is filed.

In adopting Rule 486(b) in 1994, the Commission recognized that Interval Funds may have a need continuously to raise capital, and therefore need continuously effective registration statements and would benefit if certain filings could become effective automatically.[2] The Commission staff in 1998 recognized that registered closed-end management investment companies such as the Funds, which are not Interval Funds, also may benefit from the flexibility to take advantage of favorable market conditions to raise additional capital through continuous or delayed offerings of their securities.[3] You assert that the Funds and their shareholders also would benefit if the Funds' Post-Effective Amendments that comply with the conditions of Rule 486(b) could become effective immediately pursuant to that Rule.

You represent that FEN's Post-Effective Amendments will comply with the conditions of Rule 486(b), as well as with the undertaking currently found in Section 8 of Item 34 of Part C of the Fund's Registration Statement.[4] You represent that FAV's Post-Effective Amendments will comply with the conditions of Rule 486(b), and that FAV will sell newly issued shares at a price no lower than the sum of FAV's net asset value plus the per share commission or underwriting discount.[5]

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2 *See* Post-Effective Amendments to Investment Company Registration Statements, Investment Company Act Release No.20486 (Aug. 24, 1994), n.22 and accompanying text. An Interval Fund operates pursuant to a fundamental policy that requires the Interval Fund to make periodic offers to repurchase its common stock in an amount not less than five percent of the outstanding shares. *See* Rule 23c-3 under the Investment Company Act. These repurchase offers may create a need for the Interval Fund to replenish its assets by making a continuous or intermittent offering of its common stock. *See* Continuous or Delayed Offerings by Certain Closed-End Management Investment Companies; Automatic Effectiveness of Certain Registration Statements and Post-Effective Amendments, Investment Company Act Release No. 19391 (Apr. 7, 1993).

3 *See* Pilgrim Letter, *supra* note 1, at n.12 and accompanying text.

4 Specifically, the undertaking states:

> (8) [FEN] undertakes to file a post-effective amendment pursuant to Section 8(c) of the Securities Act of 1933 in connection with any offering of its securities below net asset value.

5 *See* Pilgrim Letter, *supra* note 1, at n.4 and accompanying text.

Conclusion

Based on the facts and representations set forth in your letter, we would not recommend that the Commission take any enforcement action under Section 5 or Section 6(a) of the Securities Act against the Funds if the Funds file Post-Effective Amendments to their Registration Statements pursuant to Rule 486(b) under the Securities Act. This response expresses our view on enforcement action only and does not express any legal or interpretive conclusion on the issues presented. Because our position is based upon all of the facts and representations in your letter, any different facts or representations may require a different conclusion.[6] We note that each Fund has acknowledged that the staff may withdraw any assurance granted in this letter if the staff finds that the Fund is misusing Rule 486(b) or for any other reason.

Michael S. Didiuk
Attorney-Adviser

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6 The Division of Investment Management generally permits third parties to rely on no-action or interpretive letters to the extent that the third party's facts and circumstances are substantially similar to those described in the underlying request for a no-action or interpretive letter. *See* Informal Guidance Program for Small Entities, Investment Company Act Release No. 22587 (Mar. 27, 1997), n.20. In light of the very fact specific nature of the Funds' request, however, the position expressed in this letter applies only to the Funds, and no other entity may rely on this position. The staff is willing to consider similar requests from other registered closed-end management investment companies or business development companies.

Chapman and Cutler LLP

Attorneys at Law · Focused on Finance®

July 23, 2010

Division of Investment Management
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549
Attn: Ms. Nadya B. Roytblat

Re: First Trust Funds and Rule 486(b)

Dear Ms. Roytblat:

On behalf of Energy Income and Growth Fund (*"FEN"*) and First Trust Active Dividend Income Fund (*"FAV"* and together with FEN, the *"Funds"* and each, a *"Fund"*) we seek assurance that the Staff of the Division of Investment Management (the *"Staff"*) will not recommend enforcement action against the Funds to the Securities and Exchange Commission (the *"Commission"*) under Section 5 or Section 6(a) of the Securities Act of 1933, as amended (the *"Securities Act"*) if the Funds utilize Rule 486(b) of the Securities Act, under the circumstances set forth in this letter.

Background

FEN and FAV are each a closed-end management investment company registered under the Investment Company Act of 1940 (the *"Investment Company Act"*). First Trust Advisors L.P. serves as the investment adviser to the Funds, and each Fund has a fiscal year ending November 30. Energy Income Partners, LLC serves as the sub-adviser to FEN and Aviance Capital Management, LLC serves as the sub-adviser to FAV and each sub-adviser is primarily responsible for the day-to-day supervision and investment strategy of the respective Fund. Each Fund's common shares are registered under Section 12(b) of the Securities Exchange Act of 1934. FEN has been listed and traded on the NYSE Amex since the Fund's inception and FAV has been listed and traded on the New York Stock Exchange since the Fund's inception. Each Fund has filed and had declared effective by the Commission a shelf registration statement on Form N-2, pursuant to which it has issued shares of common stock in accordance with Rule 415(a)(1)(x) of the Securities Act, consistent with the positions of the Commission articulated in the *Pilgrim America Prime Rate Trust* and *Nuveen Virginia Premium Income Municipal Fund* No-Action Letters. The Commission initially declared effective FEN's Form N-2 shelf registration statement (File Nos. 333-154254; 811-21549) on May 8, 2009 and FAV's Form N-2 shelf registration statement (File Nos. 333-161666; 811-22080) on November 9, 2009. The post-effective registration statement process of the Commission required both FEN and FAV to subsequently file a post-effective amendment to its respective shelf registration statement in

March 2010 so as to update its financial statements in accordance with Rule 3-18 of Regulation S-X. Each of these post-effective filings was reviewed by the Commission and declared effective on April 9, 2010.

The Board of Trustees (the *"Board"*) of each Fund, including a majority of their respective independent trustees, has concluded that the continued ability to raise capital through the public offering of additional shares of common stock on a delayed and continuous basis is of great benefit to each Fund and its shareholders. As noted above, however, the Funds' shelf registration statements have not been continuously effective due to the post-effective amendment process currently implemented by the Commission, which requires the Commission to review and declare effective any post-effective amendments filed to a shelf registration statement in order to bring the Funds' financial statements up to date. A post-effective amendment to a shelf registration statement filed to register additional shares of common stock under a shelf registration statement would similarly be subject to the Commission review process. The Board of each Fund believes that the Funds and their shareholders would benefit if the Funds were permitted to utilize Rule 486(b) under the Securities Act to file post-effective amendments to their shelf registration statements to bring their financial statements up to date or register additional shares that would become effective immediately upon filing with the Commission.

Discussion

Each Fund currently is required to file a post-effective amendment on an annual basis to update its shelf registration statement with its audited financial statements in accordance with Section 8(c) of the Securities Act, and as such, each post-effective amendment is subject to review and comment by the Staff. Rule 486(b) generally provides that a post-effective amendment to a registration statement, or a registration statement for additional shares of common stock, filed by a registered closed-end management investment company or business development company which makes periodic repurchase offers under Rule 23c-3 of the Investment Company Act (collectively, *"Interval Funds"*) shall become effective on the date it is filed, *provided* the registration statement is filed solely to (i) register additional shares of common stock for which a registration statement filed on Form N-2 is effective, (ii) bring the financial statements up to date under Section 10(a)(3) of the Securities Act or Rule 3-18 of Regulation S-X, (iii) designate a new effective date for a previously filed post-effective amendment or registration statement for additional shares under Rule 486(a), which has not yet become effective, (iv) update the information required by Item 9c of Form N-2; (v) make any non-material changes the registrant deems appropriate, and (vi) any other purpose the Commission shall approve. In the adopting release for Rule 486 (Release No. 333-7083 & IC-20486), the Commission stated that "[t]he initial proposal to Rule 486 recognized that closed-end interval funds may need continuously effective registration statements and would benefit if certain filings could become effectively automatically." The Funds believe that this line of thought should be extended to them as closed-end funds that are conducting offerings pursuant to Rule 415(a)(1)(x). The Funds believe that, like Interval Funds, the Funds and their common shareholders would also benefit from having continuously effective registration statements. The benefits of the Funds' ability to use Rule 486(b) in order to maintain a continuously effective registration statement include:

- ensuring that the Funds have the ability to raise capital if the opportunity arises;
- reducing expenses incurred by the Funds and the Commission as a result of the registration statement review and comment process; and
- providing investors with faster availability of the Funds' financial statements.

Due to the limited purposes for which the Funds could use Rule 486(b), the Funds believe that the Commission's public policy to protect investors would not be compromised. Furthermore, offerings by the Funds of their common stock pursuant to their respective shelf registration statements are subject to Section 23(b) of the Investment Company Act, which generally requires that the public offering price of common shares of a closed-end investment company (exclusive of distribution commissions and discounts) equal or exceed the net asset value per share of the Funds' common shares (calculated within 48 hours of pricing), absent shareholder approval or under certain other circumstances. FEN has specified in its registration statement that it will not issue and sell common shares at a public offering price less than its then-current net asset value per share unless specifically set forth in a prospectus supplement to the prospectus made part of its shelf registration statement and, furthermore, has undertaken to file a post-effective amendment pursuant to Section 8(c) of the Securities Act in connection with any such offering of its securities below net asset value.[1] With respect to FAV, its shelf registration statement specifies that the public offering price of FAV common shares offered pursuant to its shelf registration statement will be equal to or in excess of the net asset value per share of FAV's common shares (exclusive of distribution commissions and discounts) as specified in Section 23(b) of the Investment Company Act. The Funds represent that at the time of each post-effective amendment filing, such filings will be made in compliance with the conditions of Rule 486(b), and the Funds will comply with each of the undertakings currently found in their respective currently effective shelf-registration statements.

We recognize that the Staff recently granted No-Action relief to certain registered closed-end management investment companies seeking to utilize Rule 486(b) to amend their

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1 The referenced FEN undertaking is as follows:

8. [FEN] undertakes to file a post effective amendment pursuant to Section 8(c) of the Securities Act of 1933 in connection with any offering of its securities below net asset value.

shelf registration statements as set forth in the *Tortoise Energy Infrastructure Corporation and Tortoise Energy Capital Corporation* No-Action Letter dated April 23, 2010 (the *"Tortoise No-Action Letter"*). We understand that the No-Action relief granted in the Tortoise No-Action Letter applies only to the funds referenced in the Tortoise No-Action Letter and no other entity may rely on the relief. However, the Tortoise No-Action Letter states that the Staff is willing to consider similar requests. We believe the circumstances surrounding the shelf registration statement filings of the Funds are substantially identical to the circumstances as set forth in the Tortoise No-Action Letter and, as set forth above, believe that the Funds should be entitled to similar No-Action relief.

Each Fund acknowledges that the Staff may withdraw any assurance granted in response to this letter if the Staff finds that the Fund is misusing Rule 486(b), or for any other reason. Please contact the undersigned at (312) 845-2978, or Walter Draney at (312) 845-3273, with questions or comments regarding this letter.

Sincerely,

Jonathan A. Koff

cc: W. Scott Jardine, First Trust Advisors L.P.